FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  05 July 2004





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





           Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding AGM Statement dated 05 July 2004





                           Baltimore Technologies plc

                               AGM Trading Update

London, UK - 5 July 2004. The Board of Baltimore Technologies PLC ("Baltimore") will today provide the following update at its Annual General Meeting.

"As highlighted in our letter to shareholders of 5 December 2003, the current management team has been focussing on the resolution of the complex legacy of Baltimore's global, legal, tax and property issues, which still comprise more than twenty subsidiaries worldwide. Whilst we have made some progress, the structure of the company remains complex and costly, and significant work remains to be completed.

"The profit and loss account of the group for the first six months has been dominated by a number of non recurring charges relating to the resolution of these legacy issues and to redundancy, development of the green energy strategy, foreign exchange losses and the costs associated with two EGMs requisitioned by Acquisitor. Both EGMs have disrupted the ongoing work in relation to the legacy issues. An exceptional gain will be recorded in respect of the sale of deferred tax assets through the disposal of Baltimore Technologies Investments Limited as announced on 26 May 2004.

"Based on the unaudited management accounts to the end of May, and the same accounting assumptions used at year end, the Board's present expectation is that the net impact of all of these matters is likely to result in a moderate reduction in the group's net asset value compared to the position reported at 31 December 2003. The group's net asset value does not include any amounts in relation to either realised, or unrealised, unrecognised capital losses.

"This will have no impact on the Board's proposals in relation to the special dividend to be considered later at this AGM/EGM.

"Full details will be provided in the interim statement which is expected to be issued in September.

"The current Board remains focussed on simplifying the corporate structure as well as crystallising value for shareholders, as outlined in our communication to shareholders of 5 December 2003."

                                    - ENDS -
For further information:

Smithfield                020 7360 4900
Andrew Hey
Will Swan


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Alfredo Goyanes
                Title:      Company Secretary




Date: 05 July 2004